

October 20, 2011

Mr. John Steel
Chief Executive Officer
One E-Commerce Corporation
1370 Avenue of the Americas
New York, NY 10019

> **Re:** **One E-Commerce Corporation**
> **Current Report on Form 8-K**
> **Filed September 23, 2011**
> **File No. 001-34048**

Dear Mr. Steel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Current Report on Form 8-K filed September 23, 2011

General

1.   We note that you have completed the acquisition of a significant amount of assets otherwise than in the ordinary course of business. It is unclear how you determined that you are not required to provide the financial statements of Islet Sciences, Inc., in answer to Item 2.01 and 9.01 of Form 8-K. Please note that Item 9.01(c) of Form 8-K is unavailable to shell companies. In this regard, we note that in your most recent Form 10-Q for the quarter ended June 30, 2011, you state that (i) "[t]he company has had no material business since the cessation of the operations of its wholly owned subsidiary, One Commerce Corporation at the end of 2001;" (ii) "[s]ince coming out of bankruptcy at the close of the 2001 calendar year, the Company has been in the development stage and has not realized any significant revenue from operations;" and (iii) the company is "primarily engaged in pursuing a merger or other acquisition with an unidentified

company or companies." Please advise or amend your filing to include the financial information required by Item 2.01 and 9.01 of Form 8-K.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Staff Attorney